                            Consumers Gas Group
                   Management's Discussion and Analysis


In 1995, CMS Energy issued a total of 7.62 million shares of Class G Common Stock. This class of common stock reflects the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage Company, a subsidiary of Consumers (collectively, Consumers Gas Group). Accordingly, this MD&A should be read along with the MD&A in the 1997 Annual Report of CMS Energy included and incorporated by reference herein.

CMS Energy is the parent holding company of Consumers and CMS Enterprises Company. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. For further information regarding the businesses of CMS Energy, including the nature and issuance of Class G Common Stock, see the MD&A of CMS Energy.


Results of Operations

                                                              In Millions
--------------------------------------------------------------------------
September 30                             1998            1997      Change
__________________________________________________________________________

Three months ended                        $(5)           $(7)          $2
Nine months ended                          35             37           (2)
Twelve months ended                        58             52            6
==========================================================================

The increase in earnings for the three months ended September 30, 1998 compared to the same 1997 period reflects increased gas deliveries, the operation of the gas customer choice program and increased revenues from gas retail and wholesale services activities. The decrease in earnings for the first nine months of 1998 compared to the same 1997 period reflects decreased gas deliveries due to warmer 1998 temperatures. The first nine months of 1998 were the fourth warmest since 1864. Revenues were down for the nine month period ended September 30, 1998 due to the elimination of surcharges related to past conservation programs.
Partially offsetting the decrease for the nine month period ended September 30, 1998 was the benefit resulting from an accounting change for property taxes. The recognition of property tax expense was changed from expensing on a calendar year basis to a fiscal year basis which resulted in a benefit of $18 million ($12 million after-tax). This one-time benefit helped to offset the warmest winter since 1880. The increase in earnings for the twelve months ended September 30, 1998 compared to the 1997 period reflects the change in accounting for property taxes implemented in March 1998 as discussed above. Partially offsetting these increases were decreased gas deliveries due to warmer winter temperatures during the 1997/1998 winter heating season and reduced revenues due to the elimination of surcharges related to past conservation programs.


Gas Issues

For a discussion of Consumers Gas Group operating issues, see Consumers Gas Group Results of Operations-Uncertainties in CMS Energy's MD&A.


Cash Position, Investing and Financing

Operating Activities: Consumers Gas Group's cash requirements are met by its operating and financing activities. Consumers Gas Group's cash from operations is derived mainly from Consumers' sale and transportation of natural gas. Cash from operations for the first nine months of 1998 and 1997 totaled $66 million and $122 million, respectively. The $56 million decrease is due primarily to higher gas inventory balances because of lower sales as a result of warmer weather, the noncash effect of the property tax accounting change and a decrease in accounts payable. Consumers Gas Group uses its operating cash mainly to maintain and expand its gas utility transmission and distribution systems and to retire portions of its long-term debt and pay dividends.

Investing Activities: Cash used in investing activities for the first nine months of 1998 and 1997 totaled $84 million and $87 million, respectively. The $3 million decrease in cash used primarily reflects an increase in the proceeds received from the sale of assets.

Financing Activities: Cash provided by financing activities during the first nine months of 1998 totaled $20 million compared to cash used in financing activities during the first nine months of 1997 of $31 million. The $51 million increase in cash provided primarily reflects an increase in the proceeds from senior notes, partially offset by an increase in the retirement of bonds and other long-term debt, and the return of CMS Energy stockholders' contributions.

Other Investing and Financing Matters: Consumers has an agreement permitting the sale of certain accounts receivable for up to $500 million. At September 30, 1998, receivables sold under the program totaled $307 million. Consumers Gas Group's attributed portion of receivables sold under the program totaled $52 million. Accounts receivable and accrued revenue in the Consolidated Balance Sheets have been reduced to reflect receivables sold. For detailed information, see "Short-Term and Long-Term Financings, and Capitalization" in CMS Energy's Note 3.


Forward-Looking Information

For cautionary statements relating to Consumers Gas Group's forward-looking information, see the Forward-Looking Information section in CMS Energy's MD&A.

Capital Expenditures: CMS Energy estimates the following capital expenditures for Consumers Gas Group, including new lease commitments, over the next three years. These estimates are prepared for planning purposes and are subject to revision.

                                                      In Millions
-----------------------------------------------------------------
Years Ended December 31                   1998     1999     2000
-----------------------------------------------------------------

Gas utility (a)                           $114      $122     $122
Michigan Gas Storage                         3         3        3
                                          _______________________
                                          $117      $125     $125
=================================================================

(a) Includes a portion of anticipated capital expenditures common to Consumers' gas and electric utility businesses.

Consumers Gas Group expects that cash from operations and the ability to access debt markets will provide necessary working capital and liquidity to fund future capital expenditures, required debt payments, and other cash needs in the foreseeable future. For further information regarding the outlook of Consumers Gas Group, see the Consumers Gas Group Outlook discussion in CMS Energy's MD&A.

                                                 Consumers Gas Group
                                                Statements of Income
                                                     (Unaudited)

                                                 Three Months Ended     Nine Months Ended   Twelve Months Ended
September 30                                      1998         1997      1998        1997      1998        1997
                                                                          In Millions, Except Per Share Amounts
Operating Revenue                               $  117       $  110    $  716      $  828    $1,092      $1,230
                                                ------       ------    ------      ------    ------      ------
Operating Expenses
  Operation
    Cost of gas sold                                39           39       377         472       600         718
    Other                                           46           47       136         128       183         186
                                                ------       ------    ------      ------    ------      ------
                                                    85           86       513         600       783         904
  Maintenance                                        8            9        25          24        34          37
  Depreciation, depletion
    and amortization                                10            9        60          64        89          91
  General taxes                                      8            7        37          40        52          56
                                                ------       ------    ------      ------    ------      ------
                                                   111          111       635         728       958       1,088
                                                ------       ------    ------      ------    ------      ------
Pretax Operating Income (Loss)                       6           (1)       81         100       134         142
                                                ------       ------    ------      ------    ------      ------
Other Income (Deductions)                            -            1         -           -        (2)         (4)
                                                ------       ------    ------      ------    ------      ------
Fixed Charges
  Interest on long-term debt                         7            7        21          21        28          29
  Other interest                                     3            3        11           9        15          13
  Capitalized interest                               -            -         -           -         -          (1)
  Preferred stock dividends                          1            1         3           4         4           5
                                                ------       ------    ------      ------    ------      ------
                                                    11           11        35          34        47          46
                                                ------       ------    ------      ------    ------      ------
Income (Loss) Before Income Taxes                   (5)         (11)       46          66        85          92

Income Taxes                                         -           (4)       23          29        39          40
                                                ------       ------    ------      ------    ------      ------
Net Income (Loss) before cumulative
  effect of change in accounting
  principle                                         (5)          (7)       23          37        46          52
Cumulative effect of change in
  accounting for property taxes,
  net of $6 tax                                      -            -        12           -        12           -
                                                ------       ------    ------      ------    ------      ------
Net Income (Loss)                               $   (5)      $   (7)   $   35      $   37    $   58      $   52
                                                ======       ======    ======      ======    ======      ======
Net Income (Loss) Attributable to
  CMS Energy Shareholders through
  Retained Interest                             $   (3)      $   (5)   $   27      $   28    $   44      $   39
                                                ------       ------    ------      ------    ------      ------
Net Income (Loss) Attributable to
  Class G Shareholders                          $   (2)      $   (2)   $    8      $    9    $   14      $   13
                                                ------       ------    ------      ------    ------      ------
Average Class G Common Shares
  Outstanding                                        8            8         8           8         8           8
                                                ------       ------    ------      ------    ------      ------
Basic and Diluted Earnings (Loss)
  Per Average Class G Common Share
  Before Change in Accounting
  Principle                                     $ (.16)      $ (.21)   $  .68      $ 1.13    $ 1.37      $ 1.57
                                                ------       ------    ------      ------    ------      ------
Cumulative Effect of Change in
  Accounting Principle, Net of Tax,
  Per Average Class G Common Share              $    -       $    -    $  .36      $    -    $  .36      $    -
                                                ------       ------    ------      ------    ------      ------
Basic and Diluted Earnings (Loss)
  Per Average Class G Common Share              $ (.16)      $ (.21)   $ 1.04      $ 1.13    $ 1.73      $ 1.57
                                                ------       ------    ------      ------    ------      ------
Dividend Declared Per Class G
  Common Share                                  $ .325       $  .31    $ .945      $  .90    $1.255      $1.195
                                                ======       ======    ======      ======    ======      ======

The accompanying condensed notes are an integral part of these statements.
/TABLE

                                                 Consumers Gas Group
                                              Statements of Cash Flows
                                                     (Unaudited)
                                                                  Nine Months Ended       Twelve Months Ended
September 30                                                       1998        1997          1998        1997
                                                                                                  In Millions
Cash Flows from Operating Activities
  Net income                                                     $   35      $   37        $   58      $   52
    Adjustments to reconcile net income to net cash
      provided by operating activities
        Depreciation, depletion and amortization                     60          64            89          91
        Deferred income taxes and investment tax credit              11           7             9          10
        Capital lease and other amortization                          5           3             6           4
        Other                                                         -          (1)            -           -
        Cumulative effect of accounting change for
          property taxes                                            (18)          -           (18)          -
        Changes in other assets and liabilities                     (27)         12            23          27
                                                                 ------      ------        ------      ------
          Net cash provided by operating activities                  66         122           167         184
                                                                 ------      ------        ------      ------
Cash Flows from Investing Activities
  Capital expenditures (excludes assets placed under
    capital lease)                                                  (81)        (79)         (115)       (122)
  Cost to retire property, net                                       (7)         (6)          (10)         (8)
  Proceeds from the sale of Marysville assets                         3           -             3           -
  Other                                                               1          (2)            3          (2)
                                                                 ------      ------        ------      ------
          Net cash used in investing activities                     (84)        (87)         (119)       (132)
                                                                 ------      ------        ------      ------
Cash Flows from Financing Activities
  Proceeds from senior notes                                        182           -           182           -
  Increase in notes payable, net                                     37          40             2           1
  Contribution of CMS Energy stockholders                            15           -            15           -
  Issuance of common stock                                            4           4             7           6
  Retirement of bonds and other long-term debt                     (150)        (40)         (150)        (40)
  Return of CMS Energy stockholders' contribution                   (32)          -           (71)          -
  Payment of common stock dividends                                 (31)        (29)          (42)        (39)
  Payment of capital lease obligations                               (5)         (3)           (6)         (4)
  Proceeds from long-term note                                        -          25             -          25
  Proceeds from bank loans                                            -           -             -          23
  Retirement of preferred stock                                       -         (26)            -         (26)
  Repayment of long-term note                                         -          (2)            -          (2)
                                                                 ------      ------        ------      ------
          Net cash provided by (used in) financing activities        20         (31)          (63)        (56)
                                                                 ------      ------        ------      ------
Net Increase (Decrease) in Cash and Temporary Cash Investments        2           4           (15)         (4)

Cash and Temporary Cash Investments, Beginning of Period              2          15            19          23
                                                                 ------      ------        ------      ------
Cash and Temporary Cash Investments, End of Period               $    4      $   19        $    4      $   19
                                                                 ======      ======        ======      ======
Other cash flow activities and non-cash investing and financing activities were:
Cash transactions
  Interest paid (net of amounts capitalized)                     $   29      $   32        $   39      $   42
  Income taxes paid (net of refunds)                                 35          37            38          41
Non-cash transactions
  Assets placed under capital lease                              $    5      $    2        $    6      $    2
                                                                 ======      ======        ======      ======


All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

The accompanying condensed notes are an integral part of these statements.


                                                 Consumers Gas Group
                                                   Balance Sheets

ASSETS                                                             September 30                  September 30
                                                                           1998    December 31           1997
                                                                     (Unaudited)          1997     (Unaudited)
                                                                                                  In Millions
Plant and Property (At Cost)
  Plant and property                                                     $2,328         $2,322         $2,292
  Less accumulated depreciation, depletion and amortization               1,213          1,231          1,209
                                                                         ------         ------         ------
                                                                          1,115          1,091          1,083
  Construction work-in-progress                                              31             28             28
                                                                         ------         ------         ------
                                                                          1,146          1,119          1,111
                                                                         ------         ------         ------

Current Assets
  Cash and temporary cash investments at cost, which approximates market      4              2             19
  Accounts receivable and accrued revenue, less allowances
    of $3, $3 and $2, respectively (Note 3)                                   5             53             33
  Inventories at average cost
    Gas in underground storage                                              276            197            253
    Materials and supplies                                                    6              7              8
  Deferred income taxes                                                       -              6              4
  Prepayments and other                                                      40             51             20
                                                                         ------         ------         ------
                                                                            331            316            337
                                                                         ------         ------         ------

Non-current Assets
  Postretirement benefits                                                   134            142            145
  Deferred income taxes                                                      14              6             12
  Other                                                                      62             61             60
                                                                         ------         ------         ------
                                                                            210            209            217
                                                                         ------         ------         ------
Total Assets                                                             $1,687         $1,644         $1,665
                                                                         ======         ======         ======





STOCKHOLDERS' INVESTMENT AND LIABILITIES                           September 30                  September 30
                                                                           1998    December 31           1997
                                                                     (Unaudited)          1997     (Unaudited)
                                                                                                  In Millions
Capitalization
  Common stockholders' equity                                            $  349         $  358         $  382
  Preferred stock                                                            52             52             52
  Long-term debt                                                            449            333            351
  Non-current portion of capital leases                                      16             16             16
                                                                         ------         ------         ------
                                                                            866            759            801
                                                                         ------         ------         ------
Current Liabilities
  Current portion of long-term debt and capital leases                       39            118            100
  Notes payable                                                             156            119            154
  Accounts payable                                                           86             94             94
  Accrued taxes                                                              34             65             30
  Accrued refunds                                                            10             10              5
  Accrued interest                                                            6              4              3
  Deferred income taxes                                                       4              -              -
  Other                                                                      43             44             41
                                                                         ------         ------         ------
                                                                            378            454            427
                                                                         ------         ------         ------
Non-current Liabilities
  Regulatory liabilities for income taxes, net                              183            173            178
  Postretirement benefits                                                   162            168            170
  Deferred investment tax credit                                             24             25             26
  Other                                                                      74             65             63
                                                                         ------         ------         ------
                                                                            443            431            437
                                                                         ------         ------         ------
Commitments and Contingencies (Note 4)

Total Stockholders' Investment and Liabilities                           $1,687         $1,644         $1,665
                                                                         ======         ======         ======


The accompanying condensed notes are an integral  part of these statements.


                                                 Consumers Gas Group
                                      Statements of Common Stockholders' Equity
                                                     (Unaudited)
                                               Three Months Ended     Nine Months Ended   Twelve Months Ended
September 30                                    1998         1997      1998        1997      1998        1997
                                                                                                  In Millions
Common Stock
  At beginning and end of period                $184         $184      $184        $184      $184        $184
                                                ----         ----      ----        ----      ----        ----
Other Paid-in Capital
  At beginning of period                          84          136       102         134       138         132
  Common stock issued                              1            2         4           4         7           6
  CMS Energy stockholders' contribution           15            -        15           -        15           -
  Return of CMS Energy stockholders'
    contribution                                 (11)           -       (32)          -       (71)          -
                                                ----         ----      ----        ----      ----        ----
    At end of period                              89          138        89         138        89         138
                                                ----         ----      ----        ----      ----        ----
Retained Earnings
  At beginning of period                          92           77        72          52        60          47
  Net income (loss)                               (5)          (7)       35          37        58          52
  Common stock dividends declared                (11)         (10)      (31)        (29)      (42)        (39)
                                                ----         ----      ----        ----      ----        ----
    At end of period                              76           60        76          60        76          60
                                                ----         ----      ----        ----      ----        ----
Total Common Stockholders' Equity               $349         $382      $349        $382      $349        $382
                                                ====         ====      ====        ====      ====        ====


The accompanying condensed notes are an integral part of these statements.


                            Consumers Gas Group
                  Condensed Notes to Financial Statements


1:   Corporate Structure

CMS Energy is the parent holding company of Consumers and Enterprises. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. For further information regarding the businesses of CMS Energy, see the Notes to Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

CMS Energy has issued shares of Class G Common Stock. This class of common stock reflects the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage Company, a subsidiary of Consumers (collectively, Consumers Gas Group). For further information regarding the nature and issuance of the Class G Common Stock, see Note 4 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

These Financial Statements and their related Notes should be read along with the Financial Statements and Notes contained in the 1997 Annual Report of CMS Energy that includes the Report of Independent Public Accountants, included and incorporated by reference herein.

Change In Method of Accounting For Property Taxes

During the first quarter of 1998, Consumers Gas Group implemented a change in the method of accounting for property taxes so that taxes are recognized during the fiscal period of the taxing authority for which the taxes are levied. This change provides a better matching of property tax expenses with the services provided by the taxing authorities, and is considered the most acceptable basis of recording property taxes. Prior to 1998, Consumers Gas Group recorded property taxes monthly during the year following the assessment date (December 31). The cumulative effect of this one-time change in accounting increased other income by $18 million, and earnings net of tax, by $12 million. The pro forma effect on prior years' consolidated net income of retroactively recording property taxes as if the new method of accounting had been in effect for all periods presented is not material.


2:   Earnings Per Share and Dividends

Earnings per share for the three month period ended September 30, 1998 and September 30, 1997 reflect the performance of Consumers Gas Group. The Class G Common Stock has participated in earnings and dividends since its original issue date in July 1995. The earnings (loss) attributable to Class G Common Stock and the related amounts per share are computed by considering the weighted average number of shares of Class G Common Stock outstanding.

Earnings attributable to outstanding Class G Common Stock are equal to Consumers Gas Group's net income multiplied by a fraction; the numerator is the weighted average number of Outstanding Shares during the period, and the denominator is the weighted average number of Outstanding Shares and Retained Interest Shares during the period. The earnings attributable to Class G Common Stock on a per share basis, for the nine months ended September 30, 1998 and 1997, are based on 25.38 percent and 24.65 percent of the income of Consumers Gas Group, respectively.

In February and May 1998, CMS Energy declared and paid dividends of $.31 per share on Class G Common Stock. In July 1998, the Board of Directors declared a quarterly dividend of $.325 per share on Class G Common Stock which was paid in August 1998. This represents an increase in the annualized dividend on Class G Common Stock to $1.30 per share from the previous dividend of $1.24 per share (a 4.8 percent increase). In October 1998, the Board of Directors declared a quarterly dividend of .325 per share on Class G Common Stock to be paid in November 1998.


3:   Short-Term And Long-Term Financings, and Capitalization

Short-Term Financings: Consumers' short-term financings are discussed in Consolidated Financial Statements of CMS Energy Note 3 included and incorporated by reference herein.

Consumers generally manages its short-term financings on a centralized consolidated basis. The portion of receivables sold attributable to Consumers Gas Group at September 30, 1998 and 1997, is estimated by management to be $52 million and $36 million, respectively. Accounts receivable and accrued revenue in the balance sheets have been reduced to reflect receivables sold. The portions of short-term debt and receivables sold attributable to Consumers Gas Group reflect the high utilization of short-term borrowing to finance the purchase of gas for storage in the summer and fall periods. The allocation of short-term financings and related interest charges to Consumers Gas Group generally follows the ratio of gas utility assets to total Consumers' assets. Additionally, the carrying costs for Consumers' sales of certain of its accounts receivable under its trade receivable purchase and sale agreement generally are allocated to Consumers Gas Group based on the ratio of customer revenues contributed by Consumers' gas customers to total Consumers' revenue. As a result of the centralized management of short-term financing, the amounts allocated to Consumers Gas Group are further adjusted in both the seasonal gas inventory build-up period (second and third quarters) and the high seasonal gas sales period (first and fourth quarters) to more closely reflect the higher short-term financing requirements of the inventory build-up period and conversely the lower financing requirements during the higher sales periods. Management believes these allocations to be reasonable.

Capital Stock and Long-Term Debt: Consumers Gas Group's capital stock and long-term debt, including debt resulting from the sale of Trust Preferred Securities, have been allocated based on the ratio of gas utility assets (including common assets attributed to the gas utility segment) to total Consumers' assets. Management believes these measurements are reasonable. For information regarding the long-term debt and capital stock of CMS Energy and Consumers, see Note 3 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


4:   Commitments and Contingencies

Capital Expenditures: Consumers Gas Group estimates capital expenditures, including new lease commitments, of $117 million for 1998, $125 million for 1999, and $125 million for 2000. These estimates include an attributed portion of Consumers' anticipated capital expenditures for common plant and equipment.

For further information regarding commitments and contingencies directly affecting Consumers Gas Group (including those involving former manufactured gas plant sites), see the Consumers Gas Group Contingencies and Consumers Gas Group Matters in CMS Energy's Note 2 included and incorporated by reference herein.

ARTHUR ANDERSEN LLP



Report of Independent Public Accountants




To CMS Energy Corporation:

We have reviewed the accompanying balance sheets of CONSUMERS GAS GROUP (representing a business unit of Consumers Energy Company and its wholly-owned subsidiary, Michigan Gas Storage Company) as of September 30, 1998 and 1997, the related statements of income and common stockholders' equity for the three-month, nine-month, and twelve-month periods then ended, and the related consolidated statements of cash flows for the nine-month and twelve-month periods then ended. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet of Consumers Gas Group as of December 31, 1997, and the related statements of income, common stockholders' equity and cash flows for the year then ended (not presented herein), and, in our report dated January 26, 1998, we expressed an unqualified opinion on those statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 1997, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.


                                              Arthur Andersen LLP


Detroit, Michigan,
     November 10, 1998.